                                                    Filed by Lucent Technologies
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: Ortel Corporation
                                                   Commission File No. 000-24914


The following communication contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include Ortel shareholder approval, obtaining regulatory approvals and clearances, price and product competition, changes in the capital spending of CATV operators, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate acquired companies, control of costs and expenses, international growth, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the SEC including the discussion in Lucent's Form 10-K for the year ended September 30, 1999 in Item 1 in the section entitled "X. OUTLOOK- A. Forward Looking Statements" and the remainder of the OUTLOOK section, the reports filed by Ortel with the SEC including Ortel's Form 10-K for the year ended April 30, 1999 in the section entitled "Risk Factors" and all other reports filed.

Investors and security holders are advised to read the registration statement and proxy statement/prospectus filed by Lucent with the SEC regarding the business combination transaction referenced in the foregoing information when it becomes available because it will contain important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Lucent at the SEC's web site at www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained from Lucent by directing such request to Lucent Technologies, Attn: Secretary's Department, 600 Mountain Ave, Murray Hill NJ., 07974.

                     LUCENT TECHNOLOGIES INVESTOR RELATIONS
                              ORTEL CONFERENCE CALL
                             "AS SPOKEN" TRANSCRIPT
                                FEBRUARY 7, 2000


OPERATOR: Ladies and gentlemen, thank you for standing by. Welcome to the Lucent Technologies Investor Relations Conference Call. At this time, all participants are in a listen only mode. Later we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the call, please press star followed by zero. As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, John DeBono, Lucent Technologies Investor Relations Vice President.
Please go ahead.

JOHN DEBONO: Good day everyone. Thank you for joining us. As you know, this morning we announced a definitive agreement to acquire the Ortel Corporation. With me this morning are John Dickson, Executive Vice President and CEO of Lucent's Microelectronics and Communications Technologies unit, Steve Rizzone, CEO of Ortel, Don Peterson, Lucent's Executive Vice President and CFO and Dan DiLeo, Lucent's Optoelectronics President. John and Steve will discuss the merger and then everyone will be available for your questions. Now I would like to turn the call over to John.

JOHN DICKSON: Thanks to all of you for joining us this morning. I'm sure you've already heard our news this morning. I'll just briefly recap and then we'll get right to your questions. This morning we announced Lucent's Microelectronics and Communications Technologies Unit has agreed to acquire Ortel, a leading provider of optoelectronic components for cable TV networks that operates out of Alhambra, California.

Under the terms of the definitive agreement between the two companies, each share of Ortel will be converted into 3.135 shares of Lucent. Based on Friday's Lucent's stock closing price, the acquisition will be valued at about $2.95 billion or $177.125 per Ortel share.

We expect to complete the acquisition during the quarter ending June 30th. It will be accounted for as a purchase and is expected to result in a one-time charge against earnings for in-process research and development during the third fiscal quarter. Excluding in-process R&D and amortization of goodwill and other acquired intangible assets, the acquisition is expected to be approximately one penny dilutive to Lucent's earnings in fiscal 2000.

Including the amortization of goodwill and other acquired intangible assets, the acquisition is expected to be approximately eight cents dilutive to earnings in fiscal 2000. The acquisition we are announcing today is further evidence that Lucent is extremely focused on the high growth segments of communications networking. We are continuing to build leadership in four critical areas: systems, software, silicon and services, which


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are the key building blocks of next generation networks.

Optoelectronics has become one of the hottest segments in the communications networking industry. Lucent is a leader in virtually every key market in the communications optoelectronics space from DWDM systems to the components that transmit voice and data traffic in those systems, the optical fiber that serves as a transmission medium of the industry.

We also have the most advanced highly automated manufacturing and packaging platform for optical components. This enables high-volume, low-cost production to a market that is currently capacity constrained. Lucent's optoelectronics business including internal sales grew 83% last year, more than twice the industry average. With the acquisition of Ortel, Lucent compliments its existing portfolio and adds strength in the CATV space.

Ortel's products deliver to CATV systems suppliers the ability to build high capacity networks to meet the growing demand for next year's generation services to the home. Those services include Internet telephony and access. Ortel is a market leader for lasers that boost the bandwidth of existing cable networks. It is currently a supplier to major CATV equipment manufacturers including General Instrument, Antec and others.

We are really very excited about adding the Ortel team and it's technology to our growing optoelectronics business. Together, Lucent and Ortel will help speed the transition of CATV networks from a one-way broadcast capability to a two-way fully interactive communications medium.

We're adding new strength and a broader market reach to our optoelectronics capabilities. This acquisition uniquely positions Lucent as a major player in supporting next generation CATV networks, a market that is being driven by the need for convergence to multi-service platforms. We expect the addition of Ortel's wealth of talent to further fuel the momentum of this, our fast growing optoelectronics business. As well, the addition of Ortel's 10Gbps transmitter/receiver components for optical communications networks brings additional strength, which compliments our existing capabilities.

Ortel also offers another key technology, 980nm uncooled pump lasers, which are used in amplifiers for metro fiber-optic networks. Ortel will become part of Lucent's Microelectronics Group and Steve Rizzone, Ortel's CEO will report to Lucent's Optoelectronics President, Dan DiLeo. Now I would like to turn it over to Steve Rizzone who has some additional thoughts on this development. Steve?

STEVE RIZZONE: Thank you John. Thanks for those kind words about Ortel and our team. This is a very exciting day for all of us. We are proud to be joining a team for which we have great respect. We have been very successful as a stand-alone company but as part of Lucent we'll have the opportunity to rise to a new level.



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Let me just say a few words about Ortel. Founded in 1980, Ortel designs, manufactures and suppliers advanced optoelectronics technology that provides the critical bandwidth and two-way interactivity essential for robust telecommunications and CATV applications.

We have more than 550 employees. We operate in the U.S., Sweden, Germany, France, Singapore and China. We're a growth company in a rapidly growing market. We have established a strong track record of success with customers such as those John mentioned.

We think that Ortel and Lucent are a great fit. This is a case where one plus one really does equal three. One of the most exciting aspects of becoming part of Lucent is gaining access to its extensive capabilities and resources, especially Lucent's industry leading automated manufacturing processes. No one matches Lucent's capability in this area and we're delighted that we will have the opportunity to apply it to our operations and achieve what I believe will be a significant increase in our output. This will help us keep up with the increasing demand for our product.

I am delighted that we will be part of Lucent. I look forward to working with John and Dan in the future. The entire Ortel team feels the same way. Thank you.

JOHN: We'll be happy to take any questions you may have. Let me hand you back to John DeBono who will manage the session.

JOHN D: Thanks John. Before we begin, I want to remind you that today's remarks do include some forward-looking statements about our expectations for our future performance. You do need to note that the actual results could differ materially from those suggested by our statements today. Any additional information about factors that could effect future results are addressed in our recent SEC filings including our 10-K, 10-Q and prospectus as well as the SEC filings of Ortel. At this point, operator, would you please give the Q&A instructions?

OPERATOR: Ladies and gentlemen, if you wish to ask a question, please press the one on your touch tone phone. You will hear a tone indicating that you have been placed in queue. You may remove yourself from queue at any time by pressing the pound key. If you are using a speakerphone, please pick up the handset before pressing the numbers. One moment please for the first question.

JOSEPH WOLF: Warburg Dillon Read. On Friday, Lucent Micro made another acquisition and given the pace of this industry right now and the pace of some of your optical competitors, we were actually wondering what your current view on the possibility of unlocking some of the value through a standard tracking stock would be now that you've made this acquisition as well to grow your optoelectronics business?

JOHN: The reason we're making these acquisitions is to grow and to strengthen our optoelectronics business and the overall Lucent business. Our major aim here is to in all


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instances strengthen shareholder value. We see this as being a fundamental requirement of the business. I think issues of separating the business from the company are, Don Peterson I guess, would be best at handling that issue.

DON PETERSON: I actually think that anything like that would be just speculative. We're, as John said, focused on long term shareholder value. We wouldn't want to speculate on what might happen in the future.

JIM JUNGJOHANN: CIBC. In terms of capacity John, is there anything that you're going to have to do to spend some money? Is there a wafer fab in the works? Secondly, would you leverage Ortel's photon facility in China? It's my understanding that you don't have a Chinese manufacturing presence on the opto side? Lastly, on the transponders, I believe you have a Huntington Beach presence. Is that going to get consolidated with the Alhambra group?

JOHN: If I address the first one on capacity, I think we made public an announcement some months ago now that we were significantly expanding our manufacturing capability in Breiningsville We invested approximately $30 million to do that. That capability will quadruple our net capacity by the end of the year 2000. We don't see any additional needs here to increase our capacity.

You're right. Ortel does have a capability in China. We're very pleased about that. China is obviously a very significant market for us. That gives additional benefit.

In terms of Huntington Beach capability, no, we don't see consolidation in terms of physical location except that that may well make sense in the future as we grow our business. At the current time, no.

PAUL SAGAWA: Sanford Bernstein. I noted in the press release that you gave the impact both before and after amortization of goodwill and intangibles. If I look at 1999, I believe that that's about an eight cent number, which would increase your number if, you added the back-end. Do you plan on reporting pro forma with both amortization added in and not added in in the future? Should we expect this going forward?

JOHN:  Let me ask Don to answer that.  Don Peterson.

DON: Paul, we've in the past traditionally shown the reported earnings as well as normalized earnings that was often typically adjusted for one time items of various kinds. Those normalized earnings in the future are going to be further adjusted by the amortization of goodwill and other similar acquisition related charges. The reason we're doing that has to do with the size of this acquisition and the total goodwill impact that we'll have going forward as well as recognition that other companies we're often compared with in our industry already report on this way. We feel that this is required at this point in order to maintain the comparability with the results that you'll be seeing. Look for that in the future.



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
JIM PARMELEE: Credit Suisse First Boston. I have a question for Steve Rizzone and for John I guess. In terms of leveraging Lucent's manufacturing capability or automation capability within the Ortel product line. Can you give us a sense of how quickly you'll be able to do that, see the benefits from that? Is there any kind of anecdotal evidence Steve that you can give us where you've been constrained by your ability to produce in the past? What is the upside there? You talked about modestly dilutive excluding amortization and goodwill for fiscal 2000. What do you expect for 2001? Is it mutual? Is it slightly accretive? Thanks.

JOHN: Steve, why don't you take the first question. Don will pick up the second part of that.

STEVE: One of the issues that we're faced with is the movement more and more towards the high volume component requirements. Our current processes are manual intensive and what we look to do is as quickly as possible add the Lucent state-of-the-art manufacturing processes to our product development cycles as well as our production capabilities. What we're looking to do is to be able to meet the demand that we have for our products and at the same time positively impact our cost and margins going forward by increasing our automation capability.

As far as the timelines, I really don't think that we have a clear handle on that yet. We'll certainly do it as quickly as we can without compromising our current momentum or organization.

DON: In terms of looking forward to 2001, there is a fractional cent kind of dilution per quarter in the outlook that we developed arithmetically. For all intents and purposes I think it will be a wash in any particular quarter but it's a penny or so as we have calculated thus far for 2001.

KEN LEON: ABN AMRO. John, looking to 2000, what percentage of sales in microelectronics would be related to optocomponents? A question for Steve, what is the equity investment that you have in Tellium. Is that a part of this transaction?

JOHN: With respect to the first part of the question, we don't comment on that particular breakdown of business. I suggest we go straight to the second part. The Tellium ownership? Could you repeat the question on that?

OPERATOR:  Just one moment please.

KEN:  ...for optocomponents in the year 2000?

JOHN:  We didn't hear that.  Could you repeat that please?

KEN: For optocomponents, what is the growth rate that you're expecting in year 2000


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
over 1999?

JOHN: We don't, as I think you are aware, we don't comment on future growth rates.

KEN: The other question was related to Ortel's equity investment in Tellium. What is the percent and is that part of this transaction?

DON: I'm told it's just slightly under 10%. I'll confirm and make sure that's correct but take that for now please.

CHRIS STIX: SG Cowan. Does Lucent intend to build on the optical components by going downstream into full system devices based on the cable components that you're acquiring with Ortel?

JOHN: I think there is a very natural progression in all components industries to add more and more intellectual property into the component structure. We've seen that happen in the integrated circuit business. I think that will happen in the optoelectronics business. I think that is a natural trend.

PATRICK HOUGHTON: Sutro & Company. For either Don or John, what is the main driver for this acquisition? Is it more for the telecommunications components that Ortel is developing or is it more for the cable TV component that they already have significant marketshare in? I have a follow-up question.

JOHN: Just taking that question, I believe we bring benefit in both areas. We gain additional component capability for the telecommunications market. We also gain a significant step into the CATV market. It answers both of those requirements. You had a follow-up?

PATRICK: Steve, given the kind of valuations we've seen for some of these optical components vendors out there, both the ones that are currently public and also the ones that are coming out public, what did you see in synergies with Lucent that would overshadow the opportunities that you see as a stand alone company?

JOHN: I think the key issue with Lucent is Bell Labs Organization, at the core of this organization, which brings tremendous capability to any of the business units feeding off of that. As a stand-alone entity that would not be available. That is just a tremendous plus for us, I think, in this very competitive market.

PETER ANDREW: AG Edwards. I was wondering if you guys could talk about any break up fees, walk away fees or collars on the deal?

DON: There are no collars, no break up fees or other constraints. We're just going to close. (Note: There is a 3% break-up fee in the contract. See page 9, Don Peterson).



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KEVIN SLOCUM: Soundview. I want to be clear. Ortel has historically been a supplier to OEMs of I guess what I would almost call systems. 1550nm transmitters, 1310 transmitters. I'm sure more recently DWDM stuff. I guess I'm wondering if you guys, Lucent, has not had a substantial position in the cable transport infrastructure business for a while now. Are you looking at this acquisition from the standpoint of getting a new beachhead in that market and really focused more from the OMG side as opposed to the component side in part?

JOHN: Let me ask ___ Olson who is specially responsible for our business in that area to answer your question.

___ OLSON: Clearly we do have some presence in the CATV market already within the optoelectronics business unit. It's relatively small and focused on components. The combination now with Ortel will add a full line portfolio that is really setting the stage for further growth.

WALTER PIECYK: PaineWebber. It's Polish. A couple of questions since I guess you're cutting people off after they ask the first question. I apologize for lining up a couple here. Major customers for the optoelectronics are going to be cable TV systems? I know that you say you're going to develop your own systems I guess, but who are the existing large customers? There was some commentary that the addressable market for this acquisition, if you include the 10Gbps products is like $4 billion in a couple of years. Can you just strip that out and say what is the optoelectronics for the cable TV, what is the size of that market going to be in a couple of years as far as market sizing?

Don, maybe you could take the opportunity to update us on how the improvement in your optical business is going now that it's been a little while since I guess you pre-announced the issues there? I guess more specifically, maybe you can tell us when and how much of the earnings we're going to see, historical earnings restated for cash EPS so we can have good counts going forward?

JOHN: To your first observation that we're cutting people off after the first question, we weren't intending to do that. I apologize for that. With respect to the split on the market, the 10Gbps market is substantially larger than the cable market. We see the cable market growing at about 22% over the year. The 10Gbps market is growing significantly faster than that.

DON: In terms of the ONG progress, you'll recall that there were three major components that we highlighted for that. One was a physical resource of human resources in the field, those technicians have now largely been trained and that issue has been addressed. The second was a component supply on OC192 ports on the 400G product. That was the case of ordering later in the cycle than the normal cycle. We have now gotten back into cycle, if you will. To my knowledge, that is no longer an issue.

The third piece was test capacity in the factory. That was scheduled to be online this


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quarter. I believe that continues to be on schedule. In terms of our restating prior results on a similar cash EPS basis, we've actually been providing that data in the Highlights magazine I guess you would say that we publish each quarter to investors. It is in the back of the commentary section. If you have that, you'll find it there. If you don't, one of the IR staff would be happy to provide it to you.

WALTER:  Major customers for the cable microelectronics business?

JOHN: I'm sorry. ___, would you like to pick that one up? Major customers for the CATV? Maybe Steve? Why don't you pick that one up?

STEVE: The two announced customers that we have are Antec and GI. There are additional customers but we're contractually precluded from discussing them in any public forum.

WALTER: John, when you looked at this deal, was it growing the business with Antec or GI or would you expect greater than 50% of the revenue a couple of years from now, let's say two years from now to occur to internal sourcing of Lucent Systems.

JOHN: When you say insourcing, I guess you are talking about supplying to the equipment businesses within Lucent?

WALTER: I'm specifically referring to cable TV but exclude the 10Gbps market for the ___ receiver components.

JOHN: I would say, without any precision, that going forward we would expect the majority of the revenues from any of the businesses that we have in the microelectronics communications technologies business to be substantially servicing outside of Lucent. The current ratio for that business is about 25% going to Lucent business and the rest going to what we classify as OEM customers. I see no real reason to indicate any significant change in that.

CHARLES DISANZA: Gerard Klauer Mattison. Walt really asked the question I was after. Let me just ask one other thing. Do you think that there is a risk to your business from Antec and GI now that Lucent will be the owner?

JOHN: I think not. We have, in Lucent, for many years now managed the relationship of having customers of microelectronics communications technologies who are also competitors of the equipment businesses of Lucent. I see nothing in that that says that we should have any fear of losing our customers on the basis of this acquisition.

JOHN BUTLER: Prudential Securities. One quick question, forgive me if this has already been asked. I was a little bit late getting on the call. Steve, if you can tell us, you were going to revive the 980nm pump business, I was wondering if that effort is going to continue or even accelerate in the wake of this acquisition.



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STEVE: It certainly is. We see a tremendous synergies with uncooled 980 laser pumps and the packaging and high volume manufacturing capabilities of Lucent. We will certainly be looking to accelerate that as much as we possibly can.

JOHN:  Is there any product overlap with Lucent at all in that area?

STEVE:  Not that we're aware of.

MARY HENRY: Goldman Sachs. For Don, clearly this acquisition allows you to capitalize on the rapid growth of the cable television equipment markets. Given the growing importance of cable to AT&T, do you think you need to do more in this area, particularly with cable systems?

DON: I think we need to do as much as we can. I'm not sure where you're going to go with that question. We're very interested in the cable business both from the components as well as ultimately in the systems end. I don't know if there is any elaboration on the question that you would like to make?

MARY: I guess I'm looking to see if you're interested in acquisitions as well as internal development product?

DON: I wouldn't, I could give you the standard answer. I wouldn't rule out any acquisitions in this space if they made sense. As you probably are aware, we've looked at any number of them. What we've done, we've done. I think cable is just going to be important and if an acquisition makes sense in executing that strategy, then we'll do it. By the way, while I have the microphone, I was in error when I reported a few minutes ago that there were no restrictions, break up fees, etc., in the contract. There is a 3% break-up fee in the contract. I apologize for that.

BOB WILKES: Brown Brothers Harriman. Let me ask Mary's question a little bit differently. Do you think you have everything you need at this point to get a meaningful chunk of AT&T's business on it's cable platform?

DON: I think I would say that we feel we're in a very good position to be competitive in this space. We're very alert to the evolving situation with competitors and others. As I said, if we need to change our offerings in some way through an acquisition we will do that. Of course, we consistently invest in the R&D to make sure that we're as competitive as possible too.

BEN MIKULA: RBC Dominion Securities. I would like to ask what Lucent's views of growing consolidation in the optical components industry around JDS Uniphase and does Lucent intend to make any further components acquisitions to maybe build up an internal counterweight?



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JOHN: I think the answer goes to what Don has just said. We look at all opportunities to grow this business. We see ourselves as a very significant supplier in this particular market. We do have very substantial resource in terms of Bell Labs at the center of the organization. There will be areas where perhaps we need to add in external technologies by our acquisitional partnerships. Beyond that, I think we should see how the market develops.

GEORGE HUNT: Wachovia Securities. This is a question for Don or John. You've answered close to this. I'll ask it pretty specifically. Will today's announcement effect your short term or long term relationship with JDS Uniphase?

JOHN: I can't comment on how JDS Uniphase will react. We are a customer of JDS Uniphase, both at the M&CT level and also as ONG, the equivalent business. I suspect that they will value that relationship and it will maintain in very, very good shape.

CARY BECKNER:  JP Morgan.  We've answered all our questions.  Thanks a lot.

JOHN D: I think we have time for one more question.

BRAD COHEN:  SB Asset Management.  All set.  Thank you.

JOHN:  Thanks very much.

JOHN D: Thanks very much John, Don, Steve and Dan and thanks to all of you for joining us. If you have any questions, please call any member of the investor relations team. Enjoy the rest of your day.

OPERATOR: Ladies and gentlemen, this conference will be available for replay starting today at 3:00 p.m. and running through midnight on February 14th. You may access the AT&T Playback Service by dialing 1-800-475-6701 and entering the access code of 501649. International participants may dial 320-365-3844 and enter the same access code. That does conclude your conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.




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